Filed by Alcoa Corporation

(Commission File No. 1-37816)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: South32 Limited

(Commission File No. 1-37816)

The following communications were sent by Alcoa Corporation (“Alcoa”) via email to Alcoa’s customers and suppliers on June 30, 2026 in connection with the proposed transaction between Alcoa and South32 Limited:

Subject: An Exciting Announcement from Alcoa

An Exciting Announcement from Alcoa

Dear Valued Customer,

Moments ago, we announced that Alcoa entered into a definitive agreement to acquire South32’s interests in bauxite mine, alumina refinery and aluminum smelter operations – further strengthening our position as a leading pure-play upstream aluminum company with an expanded portfolio of world-class assets. The full press release announcement is linked here.

We expect this transaction to further expand our mine-to-metal platform, helping us secure our supply chains and reinforce our position as the supplier of choice.

Today’s announcement marks the first step in a longer process. This transaction is expected to close in the first half of 2027, subject to required approvals and customary closing conditions.

Importantly, this announcement does not change the way you interact with Alcoa or South32, and it is very much business as usual. Your current contracts and points of contact remain unchanged. We remain committed to delivering the high-quality product and service you expect and will keep you updated as the transaction progresses.

Thank you for your continued trust and partnership. If you have questions, please don’t hesitate to reach out to your sales representative.

Best,

Renato Bacchi

Subject: An Exciting Announcement from Alcoa

An Exciting Announcement from Alcoa

I wanted to reach out to you directly following today’s announcement that Alcoa has entered into a definitive agreement to acquire South32’s interests in bauxite mine, alumina refinery and aluminum smelter operations. This is a transaction that further strengthens Alcoa’s position as a leading pure-play upstream aluminum company with an expanded portfolio of world-class assets. The full press release announcement is linked here.

We expect this transaction to further expand our mine-to-metal platform, helping us secure our supply chains and reinforce our position as the supplier of choice.

This transaction is expected to close in the first half of 2027, subject to required approvals and customary closing conditions. In the meantime, it is very much business as usual, and your current contracts and points of contact, at Alcoa or South32, remain unchanged.

We deeply value our partnership and the trust you place in us. We remain committed to delivering the high-quality product and service you expect and will keep you updated as the transaction progresses.

Your sales representative will be in touch to answer any questions you may have.

Best,

Renato Bacchi

Subject: An Exciting Announcement from Alcoa

An Exciting Announcement from Alcoa

Dear Valued Partner,

Moments ago, we announced that Alcoa has entered into a definitive agreement to acquire South32’s interests in bauxite mine, alumina refinery and aluminum smelter operations – further strengthening our position as a leading pure-play upstream aluminum company with an expanded portfolio of world-class assets. The full press release announcement is linked here.

This transaction provides greater integration across bauxite, alumina, and smelting, improves security of supply, diversifies mine-to-metal routes, and strengthens our ability to serve customers globally.

By combining complementary capabilities and leveraging our established approach to operational and commercial excellence, we are well positioned to support future growth while maintaining our commitment as a responsible, values-based company.

Importantly, this announcement does not change how we work together. It is business as usual for our suppliers and partners. The intention is to strengthen and enhance the supply chain, including assessment of synergy opportunities. Over time, Alcoa may pursue operational efficiencies consistent with long-term competitiveness and sustainability.

Today’s announcement marks the first step in a longer process. The transaction is expected to close in the first half of 2027, subject to required approvals and customary closing conditions. We will keep you informed as the process progresses.

We value your continued partnership and appreciate your support. If you have questions, please don’t hesitate to reach out to your usual Alcoa representative.

Sincerely,

Renato Bacchi

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the proposed transaction; the ability of the parties to complete the proposed transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the proposed transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the proposed transaction; the ability to complete any proposed debt financing in connection with the proposed transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; (b) the prohibition or delay of the consummation of the proposed transaction by a governmental entity; (c) the risk that the proposed transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses resulting from the proposed transaction; (e) uncertainty of the expected financial performance following completion of the proposed transaction; (f) uncertainty of any contingent payment required to be made in connection with the proposed transaction following completion; (g) failure to realize the anticipated benefits of the proposed transaction; (h) the occurrence of any event that could give rise to termination of the proposed transaction; (i) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (j) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (k) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (l) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (m) competitive and complex conditions in global markets; (n) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (o) rising energy costs and interruptions or uncertainty in energy supplies; (p) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (q) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (r) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (s) changes in tax laws or exposure to additional tax liabilities; (t) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (u) disruptions in the global economy caused by ongoing regional conflicts and wars; (v) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (w) global competition within and beyond the aluminum industry; (x) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (y) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (z) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (aa) dilution of the ownership position of the Company’s stockholders (including as a result of the proposed transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (bb) our ability to obtain or maintain adequate insurance coverage; (cc) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (dd) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ee) significant declines in the market value of our marketable securities; (ff) our ability to fund capital expenditures; (gg) deterioration in our credit profile or increases in interest rates; (hh) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (ii) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (jj) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (kk) labor market conditions, union disputes and other employee relations issues; and (ll) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and other reports filed by Alcoa with the Securities and Exchange Commission (“SEC”). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below). Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Registration Statement. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication relates to the proposed transaction. In connection with the proposed transaction, Alcoa plans to file with the SEC relevant materials, including a registration statement on Form S-4 that will include a prospectus of Alcoa (including documents incorporated by reference therein, the “Registration Statement”). This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the proposed transaction. Before making any investment decision, Alcoa’s investors and shareholders are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Alcoa and the proposed transaction.

Alcoa’s investors and shareholders will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov).  Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa through its website at https://investors.alcoa.com/.